

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 2, 2006

Mr. Gregory L. Cauthen
Chief Financial Officer
Transocean Inc.
4 Greenway Plaza
Houston, Texas 77046

> **Re:** **Transocean Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 9, 2006**
> **File No. 333-75899**

Dear Mr. Cauthen:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Risk Factors, page 16

Out business involves numerous operating hazards, page 17

1.   We note your statements that "Consistent with standard industry practice, our
        clients generally assume, and indemnify us against, well control and subsurface
        risks under dayrate contracts. These risks are those associated with the loss of
        control of a well, such as blowout or cratering, the cost to regain control or redrill
        the well and associated pollution." Please tell us how you account for the
        proceeds you receive from rental tools that are lost-in-hole and the amount
        collected during the periods presented. Additionally, explain the nature of any
        contractual arrangements you have with your customers that cover events of this
        nature.

Note 18 – Commitments and Contingencies, page 89

2.   Please modify your disclosures here and in the legal proceedings discussion
        beginning on page 20 to conclude using terms defined in paragraph 3 of SFAS 5.
        These terms are defined by SFAS 5 and we believe that any disclosure that
        describes how you applied the standard, including your conclusions as to the
        likelihood of loss, should also use those terms.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

Mr. Gregory L. Cauthen
Transocean Inc.
August 2, 2006
Page 3

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief